
02006863

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-11-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-48572

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2002 WASH D.C. 143 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTERN INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 SOUTH LAKE AVE. SUITE 700
(No. and Street)

PASADENA	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD BIZUB (626) 793-7717
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID BANERJEE, CPA
(Name — *if individual, state last, first, middle name*)

5535 BALBOA BLVD. SUITE 200	ENCINO	CA	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, DONALD M. BIZUB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTERN INTERNATIONAL SECURITIES, INC., as of DECEMBER 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES 8/24/05

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
143
WASH., D.C.
SECTION

WESTERN INTERNATIONAL SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2001

WESTERN INTERNATIONAL SECURITIES, INC.

Table of Contents


CPA
CERTIFIED PUBLIC ACCOUNTANT

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Western International Securities, Inc.
Pasadena, California

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2001, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12 through 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dave Banerjee
Certified Public Accountant
February 25, 2002
Encino, California

WESTERN INTERNATIONAL SECURITIES, INC.

Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$500,353
CSC deposit	50,878
Commissions receivable	394,523
Other receivables	63,907
Furniture and equipment, net (Note 2)	73,169
Other assets	193,771
Total assets	$1,276,601
Liabilities and Stockholder's Equity	
Commissions payable	$505,078
Accounts payable and accrued expenses	80,813
Total liabilities	585,891
Stockholder's equity	
Common stock, $.01 par value, 250,000 shares authorized and 3,000 shares issued and outstanding	30
Additional paid-in-capital	1,119,301
Accumulated deficit	(428,621)
Total stockholder's equity	690,710
Total liabilities and stockholder's equity	$1,276,601

See accompanying accountant's report and notes to financial statements

WESTERN INTERNATIONAL SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions	$5,739,208
Other	1,769,001
Total	7,508,209
Expenses	
Commissions	4,433,319
Salaries and Wages	1,008,292
Other operating	1,619,810
Occupancy	414,401
Total	7,475,822
Net income	$32,387

See accompanying accountant's report and notes to financial statements

WESTERN INTERNATIONAL SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2000	30	1,341,279	(461,008)	$880,301
Capital Reduction(note 8)		(221,978)		(221,978)
Net income			32,387	32,387
Balance, December 31, 2001	30	1,119,301	(428,621)	$690,710

See accompanying accountant's report and notes to financial statements

WESTERN INTERNATIONAL SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$32,387
Adjustments to reconcile net income to net cash provided by Operating activities	
Depreciation	28,927
Changes in assets and liabilities	
Commissions receivable	31,049
Other receivables	(10,536)
Deposits and other assets	44,815
Commissions payable	172,366
Accounts payable and accrued expenses	(24,888)
Net cash provided by operating activities	274,120
Cash flows from investing activities	
Purchase of furniture and equipment	(24,831)
Net cash used in investing activities	(24,831)
Cash flows from financing activities	
Payment of expense on behalf of parent(note 8)	(221,978)
Net cash used in financing activities	(221,978)
Net increase in cash and cash equivalents	27,311
Cash and cash equivalents - beginning of period	473,042
Cash and cash equivalents - end of period	$500,353

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	0
Income taxes	3,339

WESTERN INTERNATIONAL SECURITIES, INC.

Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business

The company was incorporated in Colorado on April 14, 1995 as a wholly-owned subsidiary of Concept Brokerage Holding Corporation (Parent) and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of securities transactions, and the solicitation of clients for investment advisory services.

The company operates pursuant to paragraph (k) (2) (B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Correspondent Services Corporation (CSC) on a fully-disclosed basis. The Company's agreement with CSC provides that, as clearing broker, CSC will be made to keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to CSC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the accounts introduced by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Owned furniture and equipment is stated at cost. Depreciation is computed using straight-line over the estimated useful, which ranges from five to seven years.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated income tax return with its parent (consolidated group). The accompanying financial statements provide for current income taxes as if the Company filed a separate return. The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. The Company invests cash in a money market fund.

Revenue Recognition

Income from commissions on stock transactions is recorded on a settlement date basis. There were no material adjustments required to the accompanying financial statements as a result of recording transactions on a settlement date basis versus their trade date, which is the date that a transaction is executed.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values as of December 31, 2001, as a result of the relatively short maturity of these instruments.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2001.

WESTERN INTERNATIONAL SECURITIES, INC.

Notes to Financial Statements

Note 2 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2001:

Furniture and fixtures	$	68,610
Equipment		143,295
Leasehold improvements		15,637
Less accumulated depreciation		(154,373)
	$	73,169

Note 3 - Related Party Transactions

The Company and its parent incur expenses on behalf of each other in the ordinary course of business. All related expenses and costs of doing business of the Company have been reflected in the accompanying financial statements.

Note 4 - Financial Instruments With Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2001, the net capital data is as follows:

Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
$400,939	50,000	585,891	1.46

Note 6 - Leases

The Company has entered into non-cancellable operating leases for office space at its corporate office and three branch locations. The terms of the leases provide for varying payments with certain escalating payments and free rent months. For financial reporting purposes, rent expense is recorded on a straight-line basis over the terms of each respective lease. Differences between rent expenses recorded in the accompanying financial statements and the actual payments made under each lease is initially recorded as deferred rent.

Minimum lease payments under the non-cancellable office leases in effect at December 31, 2001 are as follows:

Office Lease	Year Ending
$ 351,716	2002
301,524	2003
240,633	2004
186,502	2005
0	2006

Total rent expense for the year was $ 414,401

Note 7 - Commitments, Contingencies, and Subsequent Events

The Company as of December 31, 2001 was a defendant in three outstanding arbitration matters with a stated value less than $1,000,000. Two of the arbitrations involve complaints against representatives who did not work for the Company at the time of the alleged impropriety. The third arbitration is in the settlement stages. The Company believes that they have immaterial exposure in any of the above matters.

Note 8 - Dividend Distributions

Expenses were incurred by the parent during the year which were paid by the Company. At December 31, 2001 these items were changed by a dividend distribution.

WESTERN INTERNATIONAL SECURITIES, INC.

Schedule I
Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1
December 31, 2001

Net Capital

Total stockholder's equity	$690,710
Deductions	
Excess in deposit over requirement	(878)
Non-allowable assets	(277,868)
Tentative net capital	$411,964
Haircut	(11,025)
Net capital	400,939

Aggregate Indebtedness

Commissions Payable	505,078
Accounts Payable and accrued expenses	80,813
Total aggregate indebtedness	$585,891

Computation of Basic Net Capital Requirements

Required minimum net capital	$50,000
Capital in excess of minimum requirement	350,939
Ratio of aggregate indebtedness to net capital	1.46

There were no differences noted between the computation of Net Capital reported by the firm in this filing as of December 31, 2001 and the computation above.

WESTERN INTERNATIONAL SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the Reserve Requirement of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2001

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.


CERTIFIED PUBLIC ACCOUNTANT
CPA

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
Western International Securities, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of Western International Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Western International Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a -13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.



Dave Banerjee

February 25, 2002
Encino, California